

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2011

<u>Via Facsimile</u>
Mr. Randall McCoy
Chief Executive Officer
Regenicin, Inc.
10 High Court
Little Falls, NJ 07424

   Re: **Regenicin, Inc.**
     Form 10-K for the Fiscal Year Ended September 30, 2010
     Filed January 13, 2011
     Form 8-K
     Filed April 20, 2011
     Form 10-Q for the Fiscal Quarter Ended June 30, 2011
     Filed August 15, 2011
     File No. 333-146834

Dear Mr. McCoy:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ John Cash

         John Cash
         Accounting Branch Chief